Filed Pursuant To Rule 433

Registration No. 333-209926

March 7, 2016

BlackRock Suspends Issuance of New iShares Gold Trust Shares

Firm says an administrative oversight left it unable to meet demand for exchange-traded product

By Leslie Josephs and Ira Iosebashvili

Posted to wsj.com; Updated March 4, 2016, 7:47 p.m. ET

BlackRock Inc. said it suspended the issuance of new shares in its roughly $7.7 billion gold exchange-traded product due to an administrative oversight, in the latest bruise for the exchange-traded-fund industry and its largest provider.

Analysts said the move on Friday threatens to drive business to competitors and intensify scrutiny of the $2 trillion ETF business in the U.S. It also underscores concerns that these products—baskets of assets that trade intraday like stocks—are vulnerable to breakdowns.

Friday’s suspension came after a 20% run-up this year in the price of gold. The rally had spurred increased demand for the iShares Gold Trust, which is traded on the New York Stock Exchange under ticker symbol IAU. Some analysts said the surge in gold-futures prices likely drove up demand for the product for use both in bets that gold would rise and bets that it would fall. Those wagers came amid uncertainty over the health of the global economy and concerns about resilience of the financial system in the face of negative interest rates in Europe and Japan.

BlackRock wasn’t able to issue new shares to meet the demand because it failed to file the appropriate Securities and Exchange Commission paperwork, the firm said.

The suspension could mean the price of the fund would rise faster than the price of gold until share creation resumes. Investors are “going to be paying more of a markup,” said Mohit Bajaj, director of ETF trading at WallachBeth Capital LLC, which trades iShares Gold Trust.

It generally takes about a week for new shares to hit the market, an ETF lawyer said.

In the week ended Thursday, investors put more than $1.1 billion into the iShares product’s key rival, the about $32 billion SPDR Gold Trust, more than any other exchange-traded product, according to FactSet data.

The iShares Gold Trust experienced inflows of $101.6 million in the week, bringing its inflows so far this year to about $1.3 billion.

“It’s embarrassing when they run out” of shares, said Dave Nadig, head of ETFs at FactSet. “They should really be able to plan for demand a little bit better than that.”

Existing shares of iShares Gold Trust will continue to trade despite the suspension, the asset manager said.

The setback isn’t the first for the ETF industry. The SEC is assessing the causes of sharp price swings in U.S. shares and exchange-traded products last summer, when a turbulent day of trading caused several exchange-traded products to plunge below the value of their underlying assets. The Aug. 24 incident exposed cracks in an industry that has been wildly popular with investors and one of Wall Street’s greatest success stories in recent years.

While suspending the creation of new shares in exchange-traded products isn’t routine, it isn’t unprecedented. In August 2009, the iShares S&P GSCI Commodity-Indexed Trust said in a filing that it would temporarily stop accepting share-creation orders. In October, Nomura Asset Management suspended the creation of shares in three ETFs, citing liquidity concerns.

The suspension of new-share creation in the iShares Gold Trust could drive investors toward competitors’ products, Mr. Bajaj said.

“I think people are going to be trading GLD instead of IAU now,” he said, referring to the ticker symbol for SPDR Gold Trust, which is run by a unit of the World Gold Council and marketed by State Street Corp.

The World Gold Council registered 200 million shares on Friday, according to an SEC filing. It was the largest amount of new shares for the product in nearly four years.

“Today’s filing had been planned for some time,” said Peter Tulupman, a spokesman for the World Gold Council.

The iShares IAU product ended Friday unchanged at $12.17, while the SPDR Gold Trust fell 0.2% to $120.54. Gold rose 1% to $1,269.90 an ounce, a 13-month high.

Exchange-traded products that track the price of gold do so in a number of different ways. Some, like iShares Gold Trust and SPDR Gold Trust, invest in physical gold, while others use futures contracts or simply invest in shares of gold-mining companies.

ETF industry analysts say the difference between trust structures like the ones used in BlackRock’s and the Gold Council’s popular gold products, and exchange-traded funds, which are subject to the Investment Company Act of 1940, is that ETFs don’t have to seek permission to issue new shares.

There currently are more than 40 exchange-traded products that have suspended the creation of new shares, according to New York Stock Exchange data. The vast majority of those are bank-issued exchange-traded notes, which typically are issued with finite shares, meaning providers must file for additional ones.

—Sarah Krouse contributed to this article.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.